Exhibit 99.1

Contact: Tony DiLucente

813-739-3000

corporaterelations@masonite.com

or Michael Freitag/Wendi Kopsick

Kekst and Company

(212) 521-4800

MASONITE REACHES AGREEMENT IN PRINCIPLE WITH COMMITTEES
REPRESENTING ITS BANK LENDERS AND BONDHOLDERS

TO SIGNIFICANTLY REDUCE ITS DEBT

Agreement To Enable Company To Eliminate Nearly $2 Billion In Debt

And Implement An Appropriate Capital Structure

To Support its Long-Term Strategic Plan and Business Objectives

MISSISSAUGA, ON, March 3, 2009 — Masonite International Inc. (the “Company”) today announced that it has reached an agreement in principle with members of a steering committee representing its senior secured lenders and representatives of an ad-hoc committee representing holders of its senior subordinated notes due 2015 on the terms of a restructuring plan that will enable the Company to significantly reduce its outstanding debt and create an appropriate capital structure to support the Company’s long-term strategic plan and business objectives.

Support for this plan is currently being solicited by the Company from its broader lender and bondholder constituencies. If approved by the requisite percentages of the lender and bondholder groups and implemented as proposed, the restructuring plan will enable Masonite to reduce its total funded debt by nearly $2 billion, from $2.2 billion today to up to $300 million upon consummation of the plan. This debt reduction would reduce annual cash interest costs by approximately $145 million and provide Masonite with greater liquidity and financial flexibility as it continues to take aggressive action to address challenges created by the downturn in the global housing and credit markets.

“We are very pleased to have reached an agreement in principle on a plan that will allow us to reduce our debt substantially and put Masonite in a stronger, financially healthier position for the future,” said Fred Lynch, President and Chief Executive Officer of Masonite. “With an appropriately sized capital structure and greater financial flexibility, along with our excellent market position, strong brand, and industry-leading products, we believe we will be well-positioned to take advantage of market opportunities and grow our business over the long term.”

Under terms of the agreement in principle, Masonite’s existing Senior Secured Obligations would be converted on a pro rata basis, subject to the election of each existing holder of Senior Secured Obligations, into (i) a new senior secured term loan of up to $200 million, (ii) a new second-lien PIK Loan of up to $100 million, and/or (iii) 97.5% of the common equity of a reorganized Masonite subject to dilution for warrants issued to the Senior Subordinated Noteholders and management equity and/or options. Senior Subordinated Notes would be converted to 2.5% of the common equity in Masonite plus warrants for 17.5% of the common stock of the Company, subject to dilution for management equity and/or options.

It is anticipated that the restructuring would be implemented by means of a “pre-negotiated” Plan of Reorganization filed in conjunction with voluntary Chapter 11 proceedings in the United States and similar proceedings under the Companies’ Creditors Arrangement Act (CCAA) in Canada. These legal proceedings would be initiated upon receipt of approvals for the restructuring plan from the requisite percentages of the lender and bondholder constituencies. Pre-negotiated restructuring plans typically require only 90 to 120 days to effectuate. The implementation of the agreement in principle is subject to closing conditions.

Masonite fully expects to continue to operate in the normal course of business during the restructuring process.  All of the Company’s manufacturing and distribution facilities around the world will remain open and continue to serve customers in the normal course. Masonite’s subsidiaries and affiliates outside of North America are not expected to be adversely impacted by the legal proceedings.

The proposed restructuring plan further provides for all trade creditors to be “unimpaired,” which means that trade suppliers and vendors would be paid in full under the plan. To this end, the Company intends to seek authorization from the US and Canadian courts to continue to pay trade creditors under normal terms in the ordinary course of business. As of March 2, 2009, the Company had more than $160 million in cash on hand that will be available to satisfy obligations associated with conducting the Company’s business in the ordinary course.

This press release is available within the “News & Events” section of the Company’s website at www.masonite.com. Additional information for suppliers and vendors is available by calling (888) 830-4646 or by sending an email to MasoniteInfo@kccllc.com.

Masonite International is a leading global manufacturer of residential and commercial doors, committed to providing the highest value door products to our customers in more than 70 countries around the world.

Forward-looking Statements

This press release and other written reports and oral statements made by the Company may include forward-looking statements, all of which are subject to risks and uncertainties. One can identify these forward-looking statements by their use of words such as “may”, “might”, “expects”, “plans”, “would”, “estimates”, “intends”, “forecasts”, “projects” and other words of similar meaning, or by the fact that they do not relate strictly to historical or current facts. These statements are likely to address, but may not be limited to, and are subject to factors such as the Company’s strategies relating to growth and cost containment, including facility closures; the Company’s negotiations with lenders under its senior secured credit agreement; actions that may be taken by its noteholders, the Company’s future operations; the Company’s ability to get support for its restructuring plan, and ongoing conditions in the door manufacturing and housing industries. Readers must carefully consider any such statements and should understand that many factors could cause actual results and developments to differ materially from the Company’s forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other known and unknown risks and uncertainties, including: general economic, market and business conditions; levels of construction and renovation activity; competition; financing risks; ability to manage expanding operations; commitments; new services; retention of key management personnel; environmental and other government regulation; and other factors disclosed by the Company in its filings from time to time with the United States Securities and Exchange Commission.

No forward-looking statement can be guaranteed and actual future results may vary materially. Therefore, we caution you not to place undue reliance on our forward-looking statements. The Company disclaims any responsibility to update these forward-looking statements, whether as a result of new information, future events or otherwise.

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